May 14, 2012

Kraft Foods Group, Inc.

Registration Statement on Form 10

File No. 001-35491

Dear Mr. Schwall:

We refer to the letter dated April 30, 2012 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Kraft Foods Group, Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form 10, File No. 001-35491, filed on April 2, 2012 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience one copy of the Amendment that has been marked to show changes made to the originally filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

Form 10-12B Filed April 2, 2012

Preliminary Information Statement Filed as Exhibit 99.1

1.	We note that no vote of Kraft ParentCo shareholders is required to approve the spin-off and its material terms. With a view toward disclosure in the questions and answers section, please tell us why such approval is not required and was not sought.

Response: Kraft Foods Inc. (“Kraft ParentCo”), a Virginia corporation, is governed by the Virginia Stock Corporation Act (the “Virginia Act”). Under the Virginia Act, the board of directors of the corporation, acting in accordance with the directors’ legal duties, has the authority to approve the corporation’s transactions, except for certain types of transactions that expressly require shareholder approval. The spin-off is not one of the types of transactions that require shareholder approval under the Virginia Act. Further, Kraft ParentCo will effect the spin-off by distributing all shares of the Company’s common stock pro rata to Kraft ParentCo’s shareholders. Under the Virginia Act and Kraft ParentCo’s amended and restated articles of incorporation and amended and restated bylaws, Kraft ParentCo’s board of directors has the express authority to declare distributions to shareholders without shareholder approval. Accordingly, no shareholder approval of the spin-off is required under applicable law, and Kraft ParentCo is not seeking shareholder approval.

The Company has revised the questions and answers section in the Information Statement on page 6 in response to the Staff’s comment.

The Spin Off, page 33

2.	Please revise your disclosure to explain briefly how the financial terms of the spin-off were determined. For example, we note the disclosure on page 57 regarding the assumption by Kraft Foods Group of various net liabilities of the Global Snacks Business and Kraft ParentCo.

Response: The Company has revised its disclosure on pages 35 and 162 to explain the process by which Kraft ParentCo determined the financial terms of the spin-off.

Unaudited Pro Forma Combined Financial Statements, page 49

3.	We note you disclose on page 50 that your historical combined financial statements include allocations of corporate expenses from Kraft ParentCo which may not be representative of the future costs you will incur as an independent public company. However, due to the anticipated changes in your cost structure related to your restructuring program, you have not reflected the change in your annual costs associated with providing these functions in the future in the unaudited pro forma combined statement of earnings.

Please expand your disclosure under note (1) on page 51 to discuss the anticipated changes in your cost structure and the estimated change amounts, to the extent known and quantifiable.

Response: The Company has revised its disclosure on pages 52, 53 and 54 to address the Staff’s comment.

Executive Compensation, page 101

4.	Where you refer to Kraft ParentCo’s committee’s compensation consultant on page 124, please identify the consultant. For instance, we note Kraft ParentCo’s disclosure in its definitive proxy statement filed on April 2, 2012, that in 2011 the committee retained Compensation Advisory Partners, LLC as its independent compensation consultant.

Response: The Company has revised its disclosure on page 138 to address the Staff’s comment.

Certain Relationships and Related Party Transactions, page 148

5.	We note your disclosure that you and Kraft ParentCo intend to enter into agreements providing for various services and rights following the spin-off, and under which Kraft ParentCo and you will agree to indemnify each other against certain liabilities arising from your respective businesses. Please revise your disclosure to explain briefly how these agreements are being negotiated.

Response: The Company has revised its disclosure on pages 162 and 163 to explain how these agreements are being negotiated.

*     *     *     *

The Company’s acknowledgment of the statements for which you requested acknowledgment in the Comment Letter is set forth in Annex A to this letter.

Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele, Esq.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Copies to:

Alexandra M. Ledbetter

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Lily Dang

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Jenifer Gallagher

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

David A. Brearton

Executive Vice President and Chief Financial Officer

Kraft Foods Group, Inc.

Three Lakes Drive

Northfield, IL 60093-2753

Carol J. Ward

Vice President and Corporate Secretary

Kraft Foods Group, Inc.

Three Lakes Drive

Northfield, IL 60093-2753

Encls.

[FEDERAL EXPRESS]

Annex A

On behalf of Kraft Foods Group, Inc. (the “Company”) and in connection with the filing of Amendment No. 1 to the Registration Statement, File No. 001-35491 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

KRAFT FOODS GROUP, INC.,

by	/s/ David A. Brearton

Name: David A. Brearton
Title: Executive Vice President and Chief Financial Officer

Date: May 14, 2012